                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                AMENDMENT NO. 3
                                      TO
                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                           REUNION INDUSTRIES, INC.
                     (formerly Reunion Resources Company)
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  761312-10-7
                            (formerly 761314-10-3)
                                (CUSIP Number)


                             BRIAN D. BEGLIN, ESQ.
                            RICHARDS & O'NEIL, LLP
                               885 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 207-1200
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 JULY 30, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

                               Page 1 of 16 Pages

===============================================================================

                                 SCHEDULE 13D
-----------------------
 CUSIP NO. 761312-10-7
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CHATWINS GROUP, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,450,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,450,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          1,450,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      36.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                               Page 2 of 16 Pages

===============================================================================

                                 SCHEDULE 13D
-----------------------
 CUSIP NO. 761312-10-7
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CHARLES E. BRADLEY, SR.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          4,599,298
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      38.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                               Page 3 of 16 Pages

===============================================================================

                                 SCHEDULE 13D
-----------------------
 CUSIP NO. 761312-10-7
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      STANWICH PARTNERS, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          1,450,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      36.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                               Page 4 of 16 Pages

===============================================================================

                                 SCHEDULE 13D
-----------------------
 CUSIP NO. 761312-10-7
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOHN G. POOLE
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          1,596,459
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                               Page 5 of 16 Pages

===============================================================================

                                 SCHEDULE 13D
-----------------------
 CUSIP NO. 761312-10-7
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CHARLES E. BRADLEY, SR. FAMILY LIMITED PARTNERSHIP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Connecticut
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          4,506,827
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      37.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                               Page 6 of 16 Pages

===============================================================================

                                 SCHEDULE 13D
-----------------------
 CUSIP NO. 761312-10-7
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOHN GRIER POOLE FAMILY LIMITED PARTNERSHIP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          1,446,605
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                               Page 7 of 16 Pages

===============================================================================

                                 SCHEDULE 13D
-----------------------
 CUSIP NO. 761312-10-7
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KIMBALL J. BRADLEY
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          5,285,283
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      44.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                               Page 8 of 16 Pages

                     REUNION INDUSTRIES, INC. SCHEDULE 13D
                                AMENDMENT NO. 3

          This Amendment No. 3 ("AMENDMENT NO. 3") amends a Statement on
Schedule 13D (the "SCHEDULE 13D"), dated as of June 28, 1995 and filed by Chatwins Group, Inc., a Delaware corporation ("CHATWINS"), as amended by an Amendment No. 1, dated as of June 25, 1998 ("AMENDMENT NO. 1") and an Amendment No. 2, dated as of March 30, 1999 ("AMENDMENT NO. 2"). This Amendment No. 3 amends Items 3, 4, 5, 6 and 7 of the Schedule 13D. Items 1 and 2 are not amended hereby. Capitalized terms used in this Amendment No. 3 not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D, Amendment No. 1 and Amendment No. 2.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Schedule 13D is hereby amended and restated as follows:

          On July 30, 1999 the Company's Board of Directors unanimously approved the Amended and Restated Merger Agreement, dated as of July 28, 1999 (the "AMENDED AND RESTATED MERGER AGREEMENT"), between the Company and Chatwins, pursuant to which, among other things, Chatwins will be merged with and into the Company, with the Company being the surviving corporation (the "MERGER"). The Amended and Restated Merger Agreement is incorporated by reference as EXHIBIT 2 to this Statement.

          At the effective time of the Merger, each share of common stock of Chatwins theretofore issued and outstanding and held by the stockholders of Chatwins shall be automatically converted into the right to receive a number of shares of Common Stock determined in the manner set forth in the Amended and Restated Merger Agreement, plus cash in lieu of any fractional share interests. The aggregate number of shares of the Company's common stock that will be issued to Chatwins stockholders in connection with the Merger will be 9,500,000 shares plus up to an additional 500,000 shares if certain business units achieve specified performance goals in 2000. The 1,450,000 shares of the Common Stock that are currently held of record by Chatwins will be retired at the effective time of the Merger.

          The Company's Certificate of Incorporation and By-Laws will be the certificate of incorporation and by-laws of the combined company following the Merger. The Company's Board of Directors at the effective time of the Merger will consist of the persons serving on the Company's Board of Directors immediately prior to the Merger and will be increased by two additional directors to be designated by Chatwins. It is currently anticipated that Mr. Joseph Lawyer, President, Chief Executive Officer and a director of Chatwins, and Mr. K.J. Bradley, Senior Vice President of Chatwins, will be the persons designated by Chatwins to serve on the Company's Board of Directors. The Company's executive officers at the effective time of the Merger will consist of those persons named on Schedule 2.3 to the Amended and Restated Merger Agreement, a copy of which is attached hereto as EXHIBIT 3.

                               Page 9 of 16 Pages

          The Merger will be consummated on the earliest practicable date after all of the conditions thereto have been waived or satisfied, including the approval by the Company's stockholders. The Company and Chatwins have designated September 30, 1999 as the Closing Date in the Amended and Restated Merger Agreement, although there can be no assurances that the Merger will be consummated by that time.

          On August 2, 1999 the Company filed Post-Effective Amendment No. 2 to a Registration Statement on Form S-4 with the Securities and Exchange Commission relating to the issuance of shares of Common Stock in connection with the Merger and the solicitation of votes by the stockholders of the Company with respect to the Merger. This amended registration statement has not yet become effective.

          The Board of Directors of the Company will recommend that the stockholders of the Company approve the Amended and Restated Merger Agreement and has tentatively scheduled a meeting of the stockholders of the Company on September 29, 1999 to vote thereon. The affirmative vote of the holders of at least a majority of the shares of Common Stock entitled to vote thereon will be required for such approval. The Board of Directors of Chatwins has unanimously approved the Amended and Restated Merger Agreement and the stockholders holding a majority of the outstanding stock of Chatwins have approved the Amended and Restated Merger Agreement.

ITEM 4.  PURPOSE OF THE TRANSACTION.

          Item 4 of the Schedule 13D is hereby amended and restated as follows:

          The information set forth in Item 3 is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 of the Schedule 13D is hereby amended and restated as follows:

          (a) Chatwins is currently the record holder of 1,450,000 shares of Common Stock, or approximately 36.8% of the 3,940,100 shares of Common Stock outstanding on the date hereof (the "CURRENT OUTSTANDING COMMON STOCK").

          The Bradley FLP, Mr. Bradley, Stanwich and Mr. Poole is each currently deemed the beneficial owner of the same 1,450,000 shares of Common Stock, or approximately 36.8% of the Current Outstanding Common Stock that are held by Chatwins. The Bradley FLP, Mr. Bradley, Stanwich and Mr. Poole all expressly disclaim beneficial ownership of these shares.

          Upon the effectiveness of the Merger, all 1,450,000 shares of Common Stock held by Chatwins will be retired.

                              Page 10 of 16 Pages

          As of the date hereof, the Bradley FLP has the right to acquire in the Merger as a result of its ownership of shares of common stock of Chatwins, subject to the terms and conditions of the Amended and Restated Merger Agreement, 4,506,827 shares of Common Stock upon the effectiveness of the Merger. Accordingly, the Bradley FLP may be deemed to own, in the aggregate, 4,506,827 shares of Common Stock, or approximately 37.6% of the 11,990,100 shares of the Common Stock of the Company estimated to be outstanding as of the effectiveness of the Merger (the "MERGER OUTSTANDING COMMON STOCK").

          Mr. Bradley is the general partner of the Bradley FLP and manages the business and affairs of the Bradley FLP. Therefore, Mr. Bradley may be deemed to beneficially own the same 4,506,827 shares of Common Stock to be held by the Bradley FLP upon the effectiveness of the Merger. As of the date hereof, Mr. Bradley individually has the right to acquire in the Merger as a result of his ownership of shares of common stock of Chatwins, subject to the terms and conditions of the Amended and Restated Merger Agreement, 64,871 shares of Common Stock upon the effectiveness of the Merger. In addition, Mr. Bradley is deemed to beneficially own 27,600 shares of Common Stock of the Company by virtue of options to purchase 27,600 shares of Common Stock that are exercisable within 60 days. Accordingly, Mr. Bradley may be deemed to own, in the aggregate, 4,599,298 shares of Common Stock, or approximately 38.3% of the sum of the Merger Outstanding Common Stock plus 27,600 shares represented by Mr. Bradley's options.

          Upon the effectiveness of the Merger, Mr. K.J. Bradley will be the person designated by the Bradley FLP to vote the shares held by the Bradley FLP and, therefore, may be deemed to beneficially own the same 4,506,827 shares of the Common Stock that will be held by the Bradley FLP upon the effectiveness of the Merger. As of the date hereof, Mr. K.J. Bradley individually has the right to acquire in the Merger as a result of his ownership of shares of common stock of Chatwins, subject to the terms and conditions of the Amended and Restated Merger Agreement, 778,456 shares of Common Stock upon the effectiveness of the Merger. Accordingly, Mr. K.J. Bradley may be deemed to own, in the aggregate, 5,285,283 shares of Common Stock, or approximately 44.1% of the Merger Outstanding Common Stock.

          As of the date hereof, the Poole FLP has the right to acquire in the Merger as a result of its ownership of shares of common stock of Chatwins, subject to the terms and conditions of the Amended and Restated Merger Agreement, 1,446,605 shares of Common Stock upon the effectiveness of the Merger. Accordingly, the Poole FLP may be deemed to own, in the aggregate, 1,446,605 shares of Common Stock, or approximately 12.1% of the Merger Outstanding Common Stock.

          Mr. Poole is the general partner of the Poole FLP and manages the business and affairs of the Poole FLP. Therefore, Mr. Poole may be deemed to beneficially own the same 1,446,605 shares of Common Stock that will be held by the Poole FLP upon the effectiveness of the Merger. As of the date hereof, the Donald W. Poole, Jr. Credit Shelter Trust FBO Donald W. Poole, III (the "POOLE TRUST I") has the right to acquire in the Merger as a result of its ownership

                              Page 11 of 16 Pages
of the shares of common stock of Chatwins, subject to the terms and conditions of the Amended and Restated Merger Agreement, 67,427 shares of Common Stock upon effectiveness of the Merger. As of the date hereof, the Donald W. Poole, Jr. Credit Shelter Trust FBO Benjamin B. Poole, (the "POOLE TRUST II") has the right to acquire in the Merger as a result of its ownership of shares of common stock of Chatwins, upon the effectiveness of the Merger, 67,427 shares of Common Stock upon effectiveness of the Merger. As the trustee of the Poole Trust I and the Poole Trust II, Mr. Poole may be deemed to beneficially own 134,854 shares of Common Stock that will be held by the Poole Trust I and the Poole Trust II upon the effectiveness of the Merger. In addition, Mr. Poole is deemed to beneficially own 15,000 shares of Common Stock by virtue of options to purchase 15,000 shares of Common Stock that are exercisable within 60 days. Accordingly, Mr. Poole may be deemed to own, in the aggregate, 1,596,459 shares of Common Stock, or approximately 13.3% of the sum of the Merger Outstanding Common Stock plus 15,000 shares of Common Stock represented by Mr. Poole's options.

          (b) Chatwins has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 1,450,000 shares of Common Stock held by Chatwins.

          As of the date hereof, the Bradley FLP, Mr. Bradley, Stanwich, Mr. K.J. Bradley, the Poole FLP and Mr. Poole do not have the power to vote or the power to dispose of the shares of Common Stock that each beneficially owns.

          (c)  None

          (d)  None

          (e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Schedule 13D is hereby amended by adding the following at the beginning thereof:

          The information set forth in Item 3 is hereby incorporated by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is hereby amended by adding the following at the beginning thereof:

1.        Joint Filing Agreement among Chatwins, Stanwich, the Bradley FLP, Mr.
          Bradley, Mr. K.J. Bradley, the Poole FLP and Mr. Poole.

2. Amended and Restated Merger Agreement, dated as of July 28, 1999, between the Company and Chatwins.

3.        Schedule 2.3 to Amended and Restated Merger Agreement.

                              Page 12 of 16 Pages

                                  SIGNATURES
                                  ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 24, 1999
                                    CHATWINS GROUP, INC.



                                    By:/s/Russell S. Carolus
                                       ---------------------
                                         Russell S. Carolus
                                         Vice President

                                    STANWICH PARTNERS, INC.



                                    By:/s/John G. Poole
                                       ---------------------
                                         Name:  John G. Poole
                                         Title: Vice President

                                    CHARLES E. BRADLEY, SR. FAMILY LIMITED
                                    PARTNERSHIP



                                    By:/s/Charles E. Bradley, Sr.
                                       --------------------------
                                         Charles E. Bradley, Sr.
                                         General Partner



                                    /s/Charles E. Bradley, Sr.
                                    --------------------------
                                         Charles E. Bradley, Sr.

                              Page 13 of 16 Pages

                                    JOHN GRIER FAMILY LIMITED PARTNERSHIP



                                    By: /s/John G. Poole
                                        ---------------------
                                         John G. Poole
                                         General Partner



                                        /s/John G. Poole
                                        ---------------------
                                         John G. Poole



                                        /s/Kimball J. Bradley
                                        ---------------------
                                         Kimball J. Bradley

                              Page 14 of 16 Pages